MINTZ LEVIN

MARIANNE STANIUNAS | 617 348 1844 |  mstaniunas@mintz.com


                                                            One Financial Center
                                                               Boston, MA  02111
                                                                    617-542-6000
                                                                617-542-2241 fax
                                                                   www.mintz.com


                                                  April 23, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Katherine Wray

     RE:  NATIONAL DATACOMPUTER, INC.
          PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
          FILED APRIL 9, 2008
          FILE NO. 000-15885

Ladies and Gentlemen:

     On behalf of National Datacomputer, Inc. (the "Company"), we are hereby submitting this letter in response to comments contained in the letter dated April 18, 2008 from David L. Orlic of the Securities and Exchange Commission (the "Commission" or the "Staff") to Anthony Stafford, the Chairman of the Company's Board of Directors. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the first amendment to the Company's Preliminary Proxy Statement on Schedule 14A ("Amendment No. 1"), which was filed on April 23, 2008.

     As a preliminary matter, we advise the Staff that Amendment No. 1, in addition to setting forth changes responsive to the Staff's comments, also revises and updates the Preliminary Proxy Statement, as more particularly set forth therein. A copy of the Amendment No.1, marked to show the changes from the version of the Preliminary Proxy Statement originally filed, is attached hereto.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Amendment No.1; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General
-------

1. COMMENT: Please disclose why you are submitting these proposals to the vote of your independent shareholders when your chairman apparently has voting power over sufficient shares to approve the proposals without submitting them for a shareholder vote. Clearly disclose for your shareholders that you are not conditioning approval of the proposals on a majority vote of the independent shareholders, and that the proposals will be approved regardless of how many independent shareholders oppose them.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
April 23, 2008
Page 2

     RESPONSE: While this action may be taken as a consent by the majority stockholder of the Company, the Company has proposed that stockholders be entitled to vote on all matters, such that if the stockholders express a strong disapproval to any vote to be taken, the majority stockholder may consider that vote and reconsider whether the action should be taken. The language changes you have requested are provided on pages 3 and 4 of the Preliminary Proxy Statement, with the qualifying consideration discussed above.

Proposal Two, page 14
---------------------

2. COMMENT: You state on page 14 and elsewhere in the body of your preliminary proxy statement that you are proposing to decrease the number of authorized shares of common stock of the company from 50,000,000 to 6,000,000. However, the certificate of amendment attached as Exhibit A to the proxy statement indicates that you are proposing to reduce the number of authorized shares of common stock to 3,333,333. Please revise your filing as necessary to reflect accurately the number of authorized shares the company will have following the proposed decrease.

     RESPONSE: The Company has revised the disclosure in Exhibit A to correct the number of authorized shares to 6,000,000, if Proposal Two is approved by the stockholders.

3. COMMENT: We note the disclosure on page 12 that the proposed reverse stock split, coupled with the proposed decrease in authorized shares, will result in an increased proportion of authorized but unissued shares to issued shares. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the proportional increase in authorized shares vis-a-vis issued shares. If you have no such plans, proposals or arrangements, please make a clear statement in your proxy statement to that effect.

     RESPONSE: The Company currently has no plans or arrangements to issue any of the shares that result from the proportional increase in authorized shares vis-a-vis issued shares and has revised its Preliminary Proxy on page 12 to state this more clearly.

Proposal Three, page 15
-----------------------

4. COMMENT: Please disclose, if true, that no grants of awards are contemplated to be made under the 2007 Employee, Director and Consultant Stock Plan concurrent with the approval of the proposed amendment to the plan.

     RESPONSE: The Company has revised the disclosure on page 15 of its Preliminary Proxy Statement to state that no grants of awards are contemplated to be made under the 2007 Employee, Director and Consultant Stock Plan concurrent with the approval of the proposed amendment to the plan.

Form of Proxy
-------------

5. COMMENT: We note the following statement in your form of proxy: "If no direction is made this Proxy will be voted FOR the proposals." Rule 14a-4(b)(l) requires such statements regarding

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
April 23, 2008
Page 3

     how proxies will be voted on matters for which no choice is specified to be in bold-face type. Please amend your form of proxy accordingly.

     RESPONSE: The Company has amended its Preliminary Proxy to put the statement, "If no direction is made this Proxy will be voted FOR the proposals." into bold-face type.

6. COMMENT: As required by Rule 14a-4(b)(2), please revise the description of proposal number four in your form of proxy to name each director nominee and to provide means for your shareholders to withhold authority to vote for each nominee. In addition, please revise the description of proposal number four to delete the reference to the re-election of the company's current executive officers, or advise.

     RESPONSE: The Company has revised description of proposal number four in its Preliminary Proxy to name each director nominee and to provide the means for its shareholders to withhold authority to vote for each nomine. The Company also has revised the description of proposal number four to delete the reference to the re-election of the company's current executive officers.

                                    * * * * *

     We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 1 or the foregoing, kindly contact the undersigned at (617) 348-1809. Thank you for your time and attention.


                                             Sincerely,

                                             /s/ Marianne Staniunas

                                             Marianne Staniunas


cc:  SECURITIES AND EXCHANGE COMMISSION
          Katherine Wray, Esq.
          Mark P. Shuman, Esq.

     NATIONAL DATACOMPUTER, INC.
          Anthony Stafford
          Bruna Buccaci